





PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66233

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Champlain Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Galeria De Artes Y Ciencias, 875 Carr 693, Suite 102
(No. and Street)

Dorado	PR	00646
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terence M Crikelair — 212-686-7949 x112
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carbonell & Co., LLP
(Name – *if individual, state last, first, middle name*)

PO Box 270010	SanJuan	PR	00927-0010
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Terence M Crikelair, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Champlain Advisors, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Managing Member
Title

[signature: Janet L. Deane]
Notary Public

Janet L Deane
My Commission Expires 08/31/2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAMPLAIN ADVISORS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.



Carbonell & Co., LLP

Certified Public Accountants
PO Box 270010
San Juan PR 00928-0010

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Champlain Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Champlain Advisors, LLC** as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Champlain Advisors, LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Champlain Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Champlain Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Champlain Advisors, LLC's auditors since 2016.

Carbonell & Co. LLP

San Juan, Puerto Rico
February 19, 2021

License No. LLP-211
Expires on December 1, 2022

Telephone: (787) 300-3777 • Fax: (787) 300-3771 • www.carbonellcpa.com

CHAMPLAIN ADVISORS, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$ 2,096,425
Accounts receivable	431,596
Prepaid expenses	43,722
Other receivables	3,813
Property and equipment, net	-
Total assets	$ 2,575,556

Liabilities and Members' Equity

Liabilities:

Accounts payable and accrued expenses	$ 152,891
Total liabilities	152,891

Commitments and contingencies

Members' equity

Members' equity	2,422,665
Total members' equity	2,422,665
Total liabilities and members' equity	$ 2,575,556

See accompanying notes to financial statements and independent auditors' report

1

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, primarily focused on private placements.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

Use of Estimates
The presentation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Doubtful Accounts
Receivables from customers are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary, because probable uncollectible accounts are immaterial.

Revenue Recognition
In May 2014, FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). The new guidance introduces a five-step model for recognizing revenue, and also requires additional disclosures about the nature, timing and uncertainty of revenue arising from customer contracts.

Retainer fees are recognized and accrued on a monthly basis strictly on a consistent payment schedule.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition (continued)
The Company has evaluated the impact of ASC-606 and has determined that placement fees and the time in which are to be paid are difficult to estimate and are frequently negotiated and adjusted. For this reason, the Company recognizes revenues at a point in time, when the determinable portion of the revenue becomes known and as the installments become due and payable to the Company. In this manner the Company's financials will not be overstated.

Under ASC 340-40-25-2, the incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. The Company has evaluated the impact of ASC 340-40-25-2 and has determined that the incremental costs, if any, of obtaining a contract are immaterial relative to revenue. Legal fees and travel costs typically would have been incurred regardless of whether the contract was obtained.

Property and Equipment
Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

NOTE 2: INCOME TAXES

The Company accounts for FASB ASC Topic 740, Income Taxes, which requires a liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax bases of assets and liabilities are determined annually. Deferred income tax asset and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income.

Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not being realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

Deferred tax provision/benefits are calculated for certain transactions and events, because of differing treatments under accounting principles generally accepted in the United States of America and the currently enacted tax laws of the government. The results of these differences on a cumulative basis, known as temporary differences, result in the recognition and measurement of deferred tax assets and liabilities in the accompanying balance sheet.

NOTE 2: INCOME TAXES
(Continued)

Beginning with the adoption of the FASB authoritative guidance on the accounting for uncertainty on income taxes as January 1, 2009, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. No adjustments to the Company's financial statements were required under this accounting guidance.

The Company's tax returns are subject to possible examination by the taxing authorities for a period of four years after the respective filing deadlines of those returns.

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

	Useful Life	
Property and equipment	3	$ 15,655
		15,655
Less: accumulated depreciation		(15,655)
Property and equipment, net		$ -

There was no depreciation exepense for the year ended December 31, 2020

NOTE 4: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in the financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 4: COMMITMENTS AND CONTINGENCIES

Commitments (continued)

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2020, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2020 or during the year then ended.

NOTE 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 7: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ended December 31, 2020, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $1,943,534 which was $1,933,341 in excess of its required net capital of $10,193; and the Company's ratio of aggregate indebtedness $152,891 to net capital was 0.08 to 1.

NOTE 9: RECONCILIATION OF AUDITED NET CAPITAL TO AUDITED FOCUS

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's audited Form X-17A-5 report dated December 31, 2020.

Net capital per audited schedule	$ 1,943,534
Adjustments	$ -
Members' equity	2,422,665
Non-allowable assets	(479,131)
Net capital per audited statements	$ 1,943,534